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Jan. 25, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN:    Document Control - EDGAR

RE:      RiverSource Life Insurance Co. of New York ("Company")
         RiverSource of New York Variable Annuity Account (Registrant") Initial Registration Statement on Form N-4
             File No. 811-07623
                 RiverSource RAVA 5 Advantage Variable Annuity
                 RiverSource RAVA 5 Select Variable Annuity
                 RiverSource RAVA 5 Access Variable Annuity
                 (offered for contract applications signed on or after April 29, 2013)

Dear Mr. Cowan:

On behalf of Registrant, the Company is filing electronically Registrant's Initial Registration Statement on Form N-4. The purpose of this filing is to introduce enhanced variable annuity contracts to be sold through an existing separate account.

In accordance with SEC Release No. IC-13768 (February 15, 1984), Registrant requests selective review of this Initial Registration Statement. Registrant requests selective review because this Registration Statement is substantially similar to Registrant's Pre-Effective Amendment No. 1, filed on or about
April 20, 2012 as supplemented with Registrant's Post-Effective Amendment No. 2, filed on or about June 7, 2012, File No. 333-179335/811-07623. Registrant does not believe any problem areas exist that would warrant particular attention.

Contracts described in this Initial Registration Statement differ fundamentally from those described in the Pre-Effective Amendment No. 1 and Post-Effective Amendment No. 2 in the following respects:

- Mortality and Expense (M&E) risk fees have been increased by 0.05 basis points. The fees sre determined by a contract chosen, a death benefit guarantee, the length of the contract's surrender charge schedule and the year of the contract. After the 10th contract anniversary, the M&E fees are the same for the three contracts;

- Additional investment options designed to reduce the impact of market volatility on the living benefit riders, have been added to optional SecureSource 3 NY riders and Accumulation Protector Benefit rider;

-     Other non-material changes.

The prospectus and Statement of Additional Information relating to the above-listed variable annuity contracts have been marked to show those changes.

If there is anything I can do to expedite review of the enclosed Initial Registration Statement, or if you have any questions or comments, please call me at (612) 678-4177 or Boba Selimovic at (612) 671-7449. Thank you for your attention to this matter.

Sincerely,

/s/ Dixie Carroll
-------------------------------------
Dixie Carroll
Assistant General Counsel
and Assistant Secretary